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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                TRANSCONTINENTAL REALTY INVESTORS, INC. (Issuer)
                            (Name of Subject Company)

            TRANSCONTINENTAL REALTY ACQUISITION CORPORATION (Offeror)
                             (Name of Filing Person)

                    AMERICAN REALTY INVESTORS, INC. (Offeror)
                             (Name of Filing Person)

                  BASIC CAPITAL MANAGEMENT, INC. (Other Person)
                             (Name of Filing Person)

                         GENE E. PHILLIPS (Other Person)
                            (Names of Filing Person)

            INCOME OPPORTUNITY ACQUISITION CORPORATION (Other Person)
                            (Names of Filing Person)

            INCOME OPPORTUNITY REALTY INVESTORS, INC. (Other Person)
                             (Name of Filing Person)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   893617-20-9
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)
          -------------------------------------------------------------
                                 With copies to:
          -------------------------------------------------------------


    STEVEN C. METZGER, ESQ.                         JEFFREY M. SONE, ESQ.
PRAGER METZGER & KROEMER, PLLC                      JACKSON WALKER L.L.P.
 2626 COLE AVENUE, SUITE 900                      901 MAIN STREET, SUITE 6000
    DALLAS, TEXAS 75204                              DALLAS, TEXAS 75202
      (214) 969-7600                                   (214) 953-6000
    (214) 523-3838 (FAX)                            (214) 953-5822 (FAX)

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                            Calculation of Filing Fee

      Transaction valuation*                          Amount of filing fee
      ---------------------                           --------------------
          $71,370,128.00                                    $6,567.00**

         * For purposes of calculating the fee only. This amount assumes the purchase of 4,078,293 shares of Transcontinental Realty Investors, Inc. for $17.50 per share. The amount of the filing fee, calculated in accordance with
Section 14(g)(1)(B)(3) and Rule 0-11.

         ** Filing fee was paid with the Schedule TO filed November 15, 2002.

[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Filing Parties:
Form or Registration No.:
Date Filed:

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [X]      going private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                        RULE 14D-1 TENDER OFFER STATEMENT

         Introduction

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 15, 2002, as amended (the "Schedule TO") by American Realty Investors, Inc. ("ARL"), Basic Capital Management, Inc. ("BCM"), Mr. Gene E. Phillips ("Mr. Phillips"), Transcontinental Realty Acquisition Corporation, a wholly-owned subsidiary of ARL ("TCI Acquisition Sub"), Income Opportunity Acquisition Corporation ("IOT Acquisition Sub") and Income Opportunity Realty Investors, Inc ("IOT"). This Schedule TO includes the
Schedule 13E-3 Transaction Statement of ARL, BCM, Mr. Phillips, TCI Acquisition Sub, IOT Acquisition Sub, and IOT.

         This Tender Offer Statement relates to the offer by TCI Acquisition Sub to purchase any and all of the issued and outstanding shares of common stock of Transcontinental Realty Investors, Inc., ("TCI") for $17.50 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 and filed as Exhibit (a)(1) to the Schedule TO, as amended. The information set forth in the Offer to Purchase and the Letter of Transmittal (filed as Exhibit (a)(2) to the Schedule TO), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Tender Offer Statement on Schedule TO and all items of information required to be included in, or covered by, the Schedule 13E-3 Transaction Statement. The responses to each item in this Tender Offer Statement are qualified in their entirety by the information contained in the Offer to Purchase and the exhibits, as amended, hereto.

ITEM 4.           TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended as follows:

         The phrase "may, subject to certain conditions" in the first sentence of the first full paragraph on page 40 of the Offer to Purchase is deleted and the phrase "expressly reserve the right to" is inserted.

         The phrase "after the date of the offer and before the time of acceptance of such shares for payment pursuant to the offer" in the first sentence of the first full paragraph on page 53 of the Offer to Purchase is deleted and the phrase "before the Expiration Date any condition" is inserted.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 of the Schedule TO is hereby amended as follows:

         The following is added as a new section on page 7 of the Offer to Purchase before the section entitled "Legal Proceedings Involving BCM and Mr. Phillips":

                  FEES THAT MAY BE PAID TO BCM RELATING TO THE OFFER

                           BCM is entitled to receive fees in connection with
                  the sale of property that may be sold and loans that may be obtained to finance the purchase of shares in the offer. Those fees are currently estimated to be a maximum of $1,939,000, however, the actual amount will depend on how many properties, if any, are sold and if any loans are entered into. For a detailed description of ARL's relationship with BCM



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                  and the Advisory Agreement that provides for the fees to be paid to BCM see "The Advisor - BCM" and "Certain Relationships and Related Transactions of BCM, ARL, TCI and IOT."

         The following paragraph is inserted after the fourth full paragraph on page 16 of the Offer to Purchase:

                  "On February 22, 2002 ARL filed a registration statement on Form S-4 to register the shares of ARL preferred stock to be offered to TCI and IOT stockholders as part of the merger consideration and to seek stockholder approval from the ARL, TCI and IOT stockholders for the TCI and IOT mergers, as applicable. Between February 22, 2002 and November 14, 2002, ARL responded to comments made by the staff of the Securities and Exchange Commission and pursued financing for the mergers. ARL has not been able to satisfy all of the staff's comments to date, and thus has been unwilling to request effectiveness of the registration statement."

         The first and second sentences of the second paragraph on page 18 of the Offer to Purchase are deleted and replaced with the following:

                  "On November 7, 2002, the ARL board of directors met in person and telephonically to consider the fairness of the tender offer to the unaffiliated TCI and IOT stockholders. Present at the meeting telephonically was Earl Cecil and in person were Richard Humphrey and Joseph Mizrachi. Colleen Currie did not attend the meeting and subsequently resigned as a member of the ARL board on November 11, 2002*."

         The following sentence is inserted as the fifth sentence of the second paragraph on page 18 of the Offer to Purchase:

                  "ARL provided each member of the board with current and historical information regarding the stock prices of ARL, TCI and IOT, information concerning the book values per share of ARL, TCI and IOT, both historically and as of September 30, 2002, drafts of information proposed to be provided to stockholders of TCI and IOT in connection with the proposed tender offers, information concerning ARL's plans to raise the funds necessary to consummate the tender offers and information regarding the status of discussions with settlement counsel for the unaffiliated stockholders of TCI and IOT in the Olive litigation."

         The first sentence of the footnote on page 18 of the Offer to Purchase is deleted.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO Amendment No. 1 is hereby amended as follows:

         Mr. Stokely beneficially owns 7,410,216 shares of ARL common stock, which includes 746,972 shares owned by TCI of which the executive officers of ARL may be deemed to beneficially own by virtue of their positions as executive officers of TCI and 6,663,244 shares owned by BCM of which the executive officers of ARL may be deemed to beneficially own by virtue of their positions as executive officers of BCM. Mr. Stokely's beneficial ownership is based on the number of shares owned as of October 25, 2002 and totals 65.1% of the ownership of ARL, based upon 11,375,127 shares of ARL common stock outstanding at October 25, 2002. Mr. Stokely is not a record owner of any shares of ARL common stock. More information on Mr. Stokely is set forth in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

ITEM 10.          FINANCIAL INFORMATION OF ARL.

         Item 10 of the Schedule TO is hereby amended by replacing the reference to the Offer to Purchase with the following:

         The information is set forth in Section 11 "Financial Information of ARL", Schedule II and Schedule III in the Offer to Purchase, and is incorporated herein by reference.

ITEM 12.          EXHIBITS

         Item 12 of the Schedule TO is hereby amended as follows:

             Exhibit Number                                     Description

                 (a)(1)             Offer to Purchase, dated November 15,
                                    2002(1)

                 (a)(2)             Letter of Transmittal, dated November 15,
                                    2002(1)

                 (a)(3)             Notice of Guaranteed Delivery(1)

                 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 15, 2002(1)

                 (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees(1)

                 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)

                 (a)(7)             Summary Advertisement, dated November
                                    15,2002(1)

                 (a)(8) Press Release issued by American Realty Advisors on November 8, 2002(2)

                 (a)(9) Press Release issued by American Realty Investors, Inc. on November 21, 2002(3)

                  (b)               Not applicable

                  (c)               Not Applicable

                  (d)               Not Applicable

                  (f)               Not Applicable

                  (g)               Not Applicable

                  (h)               Not Applicable

                  99.1 ARL/IORI/TCI Merger: Board Presentation -- Executive Summary, January 31, 2002, prepared by Houlihan Lokey Howard & Zukin(4)

                  99.2 ARL/IORI/TCI Merger: Exhibits to Board Presentation, January 2002, prepared by Houlihan Lokey Howard & Zukin(4)

                  99.3 Discounted Cash Flow Analysis - Detail prepared by Houlihan Lokey Howard & Zukin(4)

                  99.4              Opinion of Houlihan Lokey Howard & Zukin
                                    (TCI)(5)

                  99.5              Opinion of Houlihan Lokey Howard & Zukin
                                    (IOT)(6)

----------

         (1) Previously filed as an exhibit to the Schedule TO on November 15, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (2) Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (3) Previously filed as an exhibit to the Schedule TO Amendment No. 1 on November 22, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (4) Previously filed as an exhibit to the Schedule 13E-3 Amendment No. 1 filed by American Realty Investors, Inc. on August 30, 2002 and is incorporated herein by reference.

         (5) Previously filed on August 30, 2002 as Appendix E to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.


         (6) Previously filed on August 30, 2002 as Appendix F to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 8. Fairness of the Transaction is hereby amended as follows:

         The section title "Special Factors - Fairness Determination of the ARL Board of Directors, BCM and Mr. Phillips" on page 22 of the Offer to Purchase is amended to delete the words "and Mr. Phillips" and add the punctuation and words ", Mr. Phillips and TCI Acquisition Sub".

         The first and second sentences of the fifth full paragraph on page 22 are deleted and replaced with the following:

                  "On November 7, 2002, the ARL board of directors met in person and telephonically to consider the fairness of the tender offer to the unaffiliated TCI stockholders. Present at the meeting telephonically was Earl Cecil and in person were Richard Humphrey and Joseph Mizrachi. Colleen Currie did not attend the meeting and subsequently resigned as a member of the ARL board on November 11, 2002*."

         The following sentence is inserted as the second sentence of the sixth full paragraph on page 22 of the Offer to Purchase:

                  "The ARL board determined to reconvene its meeting on November 8, 2002 in the event that any member of the board, after considering the offer and the consideration to be paid to stockholders of TCI or any matter related thereto, wished to further discuss, or reconsider, the board's determination that such offer and consideration were procedurally and substantively fair to the unaffiliated TCI stockholders."

         The following footnote is added to page 22 of the Offer to Purchase:

                  "* Ms. Currie did not provide any reason for her resignation and did not advise of any disagreement with any policies or practices or operations of ARL nor did she furnish ARL with any letter describing any disagreement or request the matter be disclosed."

         The following sentences are added before the last sentence of the fourth full bullet point on page 23 of the Offer to Purchase:

                  "The ARL board felt that book value of the shares of TCI is one indication of the value of such shares. The board noted, however, that stockholders had not in the recent past been able to sell their shares for book value on the open market. In addition, the board noted that no TCI stockholder would be compelled to tender his or her shares, and that as a result, unless such stockholders wish to sell pursuant to the offer, they are free to remain stockholders of TCI."

         Insert the following as the second bullet point on page 24 of the Offer to Purchase:

         o In determining that the offer was procedurally fair the ARL board noted that the terms of the offer were dictated principally from the Settlement Agreement from arms length negotiations between Settlement Counsel and counsel for ARL. Additionally, the board noted the offer price was not determined at a time when market prices were unusually depressed by virtue of the occurrence of any extraordinary or unique event and that no stockholder would be compelled to tender his or her shares.

         The third full paragraph after the bullet point on page 24 of the Offer to Purchase is amended to replace the phrase "BCM and Mr. Phillips" with the phrase "BCM, Mr. Phillips and TCI Acquisition Sub" each time it appears in that paragraph.

         Insert the following before the next to the last sentence in the last paragraph on page 24 of the Offer to Purchase:

                  "In determining that the offer was procedurally fair the IOT board noted that the terms of the offer were dictated principally from the Settlement Agreement from arms length negotiations between Settlement Counsel and counsel for ARL. Additionally, the board noted the offer price was not determined at a time when market prices were unusually depressed by virtue of the occurrence of any extraordinary or unique event and that no stockholder would be compelled to tender his or her shares."

         Item 9. Reports, Opinions, Appraisals and Negotiations is hereby amended to include the following information regarding an opinion received by the board of directors of each of TCI and IOT in connection with proposed mergers between TCI and ARL and IOT and ARL as more fully discussed in the Offer to Purchase. While the boards of ARL and IOT made note of the opinion in determining the fairness of the tender offer to the unaffiliated stockholders of TCI they did not rely on the opinion because it was tendered with respect to a separate, materially different transaction, which transaction proposed materially different consideration for the TCI shares. The opinion related to a merger, pursuant to which ARL proposed to acquire all of the common stock of TCI in exchange for cash, or at the option of each stockholder, shares of ARL preferred stock. The offer, by contrast, is to pay cash for shares of the TCI common stock. ARL does not expect all of TCI's stockholders to tender their shares in the offer. The materials supplied to the TCI and IOT boards by Houlihan Lokey have been filed as exhibits to this Schedule TO by incorporation by reference under Item 12.

OPINION OF FINANCIAL ADVISOR - PROPOSED MERGER TRANSACTIONS

         In connection with the previously proposed merger transaction, pursuant to which ARL proposed to acquire TCI and IOT by means of separate mergers between TCI and TCI Acquisition Sub and IOT and IOT Acquisition Sub, the board of directors of each of TCI and IOT retained Houlihan Lokey, pursuant to engagement letters dated October 4, 2001 (the "Engagement Letters"), to render fairness opinions, from a financial point of view, to public TCI common stockholders and public IOT common stockholders, in each case excluding those stockholders affiliated with ARL, of the consideration proposed to be received by the nonaffiliated TCI stockholders and the nonaffiliated IOT stockholders in the proposed merger of TCI and IOT with two subsidiaries of ARL pursuant to which
(a) nonaffiliated TCI stockholders will receive: (i) $17.50 in cash or (ii) if they affirmatively elect, one share of newly issued ARL Series G redeemable convertible preferred stock for each share of TCI common stock that they currently own and (b) nonaffiliated IOT stockholders will receive: (i) $19.00 in cash or (ii) if they affirmatively elect, one share of newly issued ARL Series H redeemable convertible preferred stock. Both the Series G redeemable convertible preferred stock and Series H redeemable convertible preferred stock were to be convertible into ARL common stock based upon the terms, conditions and exchange ratios set forth herein. Houlihan Lokey and the board of directors of each of TCI and IOT amended the Engagement Letters on February 1, 2002, to provide for Houlihan Lokey's performance of certain additional financial advisory services on behalf of the board of directors of each of TCI and IOT, specifically, conducting negotiations with ARL regarding the mergers. Houlihan Lokey did not set the proposed cash offering price in the mergers of $17.50 per share for TCI stockholders or $19 per share for IOT stockholders. These amounts were determined by negotiation between Settlement Counsel and representatives of ARL. Houlihan Lokey advised the TCI and IOT boards of directors as to the range of exchange ratios for the conversion factors of ARL Series G and H Preferred Stock implied by the financial analysis conducted by Houlihan Lokey and assisted the boards of directors in negotiating such exchange ratios.

         Although ARL currently expects to pursue the proposed merger transaction following consummation of the offer, the offer is not contingent upon the merger transaction and the consideration offered in the offer is not the same as that proposed in connection with the proposed mergers. The ARL board did not seek Houlihan Lokey's advice, assistance or opinion in connection with the offer, nor did the boards of TCI or IOT seek such an opinion, advice or assistance. The following description of Houlihan Lokey and its activities related only to the proposed merger transactions and not to the offer.

         Houlihan Lokey is a nationally recognized investment banking firm that provides financial advisory services in connection with mergers and acquisitions, leveraged buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings, and private placements of debt and equity securities. In November of 1999, Houlihan Lokey acted as financial advisor to an affiliate of ARL, TCI and IOT, National Realty,
L. P. ("NRLP"), and rendered a fairness opinion with respect to the consideration to be received by unitholders of NRLP in connection with a business combination. The board of directors of each of TCI and IOT selected Houlihan Lokey to provide the financial advisory services described herein upon a referral from NRLP and because of Houlihan Lokey's reputation as a nationally recognized valuation and financial consulting firm that has substantial experience providing valuation and consulting services. TCI agreed to pay Houlihan Lokey a fee of $340,000 and IOT agreed to pay Houlihan Lokey a fee of $60,000, in each case for its preparation and delivery of a fairness opinion plus reasonable out-of-pocket expenses that may be incurred by Houlihan Lokey in connection herewith, plus a refundable indemnification deposit of $42,500 from TCI and a refundable indemnification deposit of $7,500 from IOT. In accordance with the Settlement Agreement in the Olive Litigation, Mr. Phillips, BCM and ARL are required to reimburse TCI and IOT for such expenses. Pursuant to the amendment to the Engagement Letters, TCI and IOT agreed to jointly pay Houlihan Lokey an additional fee of $100,000 for the additional services described below. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the mergers or any other related transaction. Houlihan Lokey has been retained by TCI and IOT to deliver fairness opinions to the board of directors of TCI and IOT and provide certain additional financial advisory services on behalf of the board of directors of each of TCI and IOT, specifically, to conduct negotiations with ARL regarding the terms of the Series G redeemable convertible preferred and the Series H redeemable convertible preferred. With respect to the negotiations with ARL, Houlihan Lokey advised the TCI and IOT boards of directors with respect to the range of exchange ratios implied by Houlihan Lokey's financial analysis and recommended that the boards of directors ensure that the stockholders that received the ARL preferred stock would have an adequate opportunity to evaluate the ARL combined business operation and to convert the Series G and Series H redeemable convertible preferred stock into ARL common stock. Houlihan Lokey also negotiated with representatives of ARL at the direction of the boards of directors of IOT and TCI regarding the timing of redeeming the preferred stock and converting the preferred stock. The exchange ratio was determined by the boards of directors of ARL, IOT and TCI following negotiations conducted by Houlihan Lokey and representatives of ARL. The limitations on voting rights of the preferred stock were determined by ARL. TCI and IOT agreed to indemnify Houlihan Lokey and its affiliates against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of Houlihan Lokey.

         At joint meetings of the TCI and IOT boards of directors (which consist of the same individuals) on February 1, 2002, Houlihan Lokey rendered its oral opinion regarding the consideration to be received by the stockholders of TCI and IOT in connection with the mergers. Thereafter, Houlihan Lokey assisted the TCI and IOT boards of directors with respect to certain negotiations regarding modifications to the terms of the Series G redeemable convertible preferred stock and Series H redeemable convertible preferred stock. On February 4, 2002, Houlihan Lokey confirmed in writing, that as of February 1, 2002, and subject to and based upon the various qualifications and assumptions set forth in its written opinions, the consideration to be received by the stockholders of TCI and IOT in connection with the mergers was fair, from a financial point of view, to the nonaffiliated TCI stockholders and the nonaffiliated IOT stockholders. There were no material limitations to the fairness opinions. The full text of Houlihan Lokey's opinions, which set forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinions are filed as exhibits to this Schedule TO and are incorporated herein by reference. The discussion of the opinions below is qualified in its entirety by reference to the opinions. You are urged to read Houlihan Lokey's opinions in their entirety carefully for a description of the procedures followed, the factors considered and the assumptions made by Houlihan Lokey. In reading the Houlihan Lokey opinion, however, you should remember that it does not relate to the tender offer being made by ARL for shares of TCI's common stock or to the consideration offered for such shares. Instead, the Houlihan Lokey opinion relates to a previously proposed transaction pursuant to which ARL proposed to acquire all of the shares of TCI's common stock by means of a merger between TCI and TCI Acquisition Sub. The consideration which would have been offered in that merger was materially different from that offered in the offer. The Houlihan Lokey opinion will be made available at the principal executive offices of TCI during its regular business hours for inspection by any interested stockholder of TCI or a representative who has been designated in writing upon written request and at the expense of the requesting stockholder.

         Houlihan Lokey's opinions to the TCI and IOT boards of directors address only the fairness from a financial point of view of the consideration to be received in the mergers. Houlihan Lokey's opinions do not constitute a recommendation as to how any person should vote with respect to the mergers or a recommendation as to the form and amount of consideration that any person should elect in connection with the mergers. Houlihan Lokey did not render any opinion on the current or prospective public share prices of any of TCI, IOT or ARL (collectively, the "Subject Companies"). Houlihan Lokey's opinions also do not address TCI's or IOT's underlying business decision to effect the mergers, the tax consequences of the mergers, the fair market value of any of the Subject Companies' assets either individually or collectively, or the reasonableness of any aspect of the mergers not expressly addressed in its fairness opinions. Houlihan Lokey has not been requested to, is not obligated to and does not intend to update, revise or reaffirm its fairness opinion in connection with the mergers. Events that could affect the fairness of the mergers, from a financial point of view, include adverse changes in industry performance or market conditions and changes to the business, financial condition and results of operations of the Subject Companies.

         In arriving at its fairness opinions, among other things, Houlihan Lokey assumed that: (i) each Series G share have a liquidation preference of $20.00 per share and will pay a cash dividend of 10 percent per annum; (ii) each Series H share will have a liquidation preference of $21.50 per share and will pay a cash dividend of 10 percent per annum; (iii) at the holders' option, each Series G share is convertible into 2.5 shares of ARL common stock during a 75 day period commencing on the fifteenth day after the public issuance of ARL's form 10-Q (the "10-Q Issuance Date") to the public following the close date of the mergers; (iv) at the holders' option, each Series H share is convertible into 2.25 shares of ARL common stock during a seventy-five day period commencing on the fifteenth day after the 10-Q Issuance Date following the close date of the mergers; and (v) the Series G and Series H shares will be redeemable by ARL 90 days after the 10-Q Issuance Date following the close date of the mergers at the liquidation preference plus any accrued and unpaid dividends thereon.

         In arriving at its fairness opinions, among other things, Houlihan
Lokey:

         1. met with certain members of the senior management of the Subject Companies and their advisor, BCM, to discuss the operations, financial condition, future prospects and projected operations and performance of the Subject Companies;

         2. visited certain facilities and business offices of the Subject Companies;

         3. reviewed the Subject Companies' annual reports to stockholders on Form 10-K for the fiscal years ended December 31, 2000 and quarterly reports on Form 10-Q for the three quarters ended September 30, 2001, which Subject Companies' management have identified as being the most current financial statements available;

         4. reviewed forecasts and projections prepared by the Subject Companies management with respect to the Subject Companies' apartment, retail, industrial, hotel and office building assets for the years ended December, 2002 through 2006;

         5. requested the latest appraisals on the Subject Companies' income producing properties and any and all appraisals for the Subject Companies' land assets, and reviewed such appraisals as were provided by management;

         6.       reviewed ARL's Land Portfolio Book dated September 2001;

         7. reviewed certain estimated valuations of TCI and IOT prepared in connection with the Settlement Agreement;

         8. reviewed the historical market prices and trading volume for the Subject Companies' publicly traded securities;

         9. reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deems comparable to the Subject Companies; and

         10. conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

ANALYSES

         In order to determine the fairness, from a financial point of view, of the consideration proposed to be received by the nonaffiliated IOT stockholders and the nonaffiliated TCI stockholders in the proposed mergers, Houlihan Lokey determined an indicated range per share of equity net asset values for ARL, IOT and TCI and compared such per share concluded equity net asset values to each other and to the ARL per share public trading price. This analysis was premised upon a valuation of each of the Subject Companies' income and non-income producing properties and other assets and considered their respective liabilities.

         In determining the value of the Subject Companies' income producing properties, Houlihan Lokey conducted several analyses, including the following:
(1) a "Net Asset Value" approach whereby Houlihan Lokey (a) applied capitalization rates to historical and projected adjusted net operating income for each of the income producing properties held by the Subject Companies (the "Income Producing Properties") and (b) estimated the present value of the projected future cash flows to be generated from the Income Producing Properties by applying a discount rate to the projected future cash flow, (2) a "Portfolio" approach whereby Houlihan Lokey determined a level of earnings considered to be representative of future performance of the Subject Companies, and capitalized such figure with a risk-adjusted rate, and (3) various other analyses. Houlihan Lokey used the following valuation methodologies to determine the value of the land assets: historical sales price per square foot, outstanding offers and letters of intent, management estimates and book value. In addition, certain assets, such as Pizza World, Signature Athletic Club and parking lots, were valued by employing the market multiple approach and other assets, including notes receivable and oil and gas operations, were valued at book value.

NET ASSET VALUE APPROACH - INCOME PRODUCING PROPERTY

DIRECT CAPITALIZATION

         In conducting the direct capitalization net asset value approach, Houlihan Lokey applied (x) rates from publicly available capitalization rates estimated in the Second Quarter 2001 Market Monitor and the Fall 2001 Real Estate Outlook by Cushman & Wakefield, Inc. and The Appraisal Institute to (y) each of the Income Producing Properties (i) adjusted net operating income for the twelve months ended September 30, 2001 and (ii) projected adjusted net operating income for the fiscal year ended December 31, 2002. The capitalization rates used in the direct capitalization approach ranged from 8.9% to 15.9% for the twelve-month period ended September 30, 2001 and from 9.3% to 16.4% for the twelve month period ended December 31, 2002. Capitalization rates applied in individual property valuations were determined with reference to the type of property being evaluated and adjusted based on historical and/or projected occupancy rates for such property, as applicable.

DISCOUNTED CASH FLOW

         In conducting the discounted cash flow net asset value approach, Houlihan Lokey applied a discount rate to the projected future cash flows of each Income Producing Property to arrive at present value of such Income Producing Property. The applicable Subject Company provided Houlihan Lokey with the property level historical and projected financial information used to determine the net operating income of each property. The discount rates used in the discounted cash flow approach ranged from 11.3% to 18.3% and were intended to reflect risks of ownership of the relevant Income Producing Property and the associated risks of realizing the stream of projected future cash flows. The discount rates applied by Houlihan Lokey in its analysis were based on discount rates for office, industrial and retail properties published by Cushman & Wakefield, Inc. Discount rates applied in individual property valuations were determined with reference to the types of property being evaluated and adjusted based on historical and/or projected occupancy rates for such property, as applicable. Houlihan Lokey's ability to use the discounted cash flow method of valuation was limited by the lack of availability of necessary forecasts for certain Income Producing Properties resulting from changes in tenant occupancy or other factors that effect projected performance for certain Income Producing Properties. Accordingly, Houlihan Lokey utilized the discount cash flow method only for those assets with forecasts considered relevant. Additionally, based upon Houlihan Lokey's discussions with management, due diligence and analysis of projections, in some instances the discount rate was adjusted to reflect additional uncertainty and risk associated with the projections.

SELECTED ASSET VALUES

         Based upon the valuation indications of both the direct capitalization and discounted cash flow analyses, Houlihan Lokey selected a range of values for each asset. Following the determination of the individual income producing property asset values, each property's value was allocated to the Subject Companies based on respective ownership of the assets.

PORTFOLIO (MARKET) APPROACH - INCOME PRODUCING PROPERTY

         The Subject Companies own various real estate assets that were combined, based on asset types, into portfolios. Property level financial data was provided by the applicable Subject Company based on internally prepared property operating statements. The market approach consists of determining a level of earnings and capitalizing this figure by an appropriate risk-adjusted rate. This approach provides an indication of value for the security, which corresponds with the particular earnings figure being capitalized. For purposes of determining the value of the Income Producing Properties owned by the Subject Companies, net operating income was utilized as a representative level of earnings for the office, hotel, apartment, retail and industrial assets.

         In using the portfolio (market) approach, Houlihan Lokey applied debt-free market capitalization rates to net operating income of the various categories of Income Producing Properties of the Subject Companies, in each case to arrive at the values of the Income Producing Properties.

         Houlihan Lokey utilized the Subject Companies' internal financial statements to determine consolidated net operating income for the twelve months ended September 30, 2001 and management projections for the twelve months ended December 31, 2002. In performing the portfolio (market) analysis, Houlihan Lokey applied capitalization rates ranging from 9.5% to 15.0% to the net operating income for the twelve months ended September 30, 2001.

ARL VALUATION

         Because of the nature of ARL's assets and the diversity in type of property, age, rental history and other factors, no single valuation methodology was likely to produce an accurate indication of the value of ARL. As a result, Houlihan Lokey engaged in a valuation of each ARL asset individually by applying one or more valuation methodologies that were most likely to yield a meaningful indication of value. Houlihan Lokey then aggregated the range of indicated values for each property to determine the range of concluded enterprise values and concluded equity net asset values for ARL taken as a whole. Based on the portfolio (market) analysis conducted by Houlihan Lokey, Houlihan Lokey estimated a range of asset value for ARL's income producing property as follows: (1) $230.5 million to $254.7 million for the ARL apartment portfolio,
(2) $50.7 million to $55.8 million for the ARL office portfolio, (3) $70.7 million to $77.1 million for the ARL shopping center portfolio and (4) $68.8 million to $80.3 million for ARL's hotel portfolio. In utilizing the "Net Asset Value" approach, Houlihan Lokey estimated a range of asset value for ARL's income producing property as follows: (1) $237.6 million to $248.8 million for apartment assets, (2) $59.4 million to $65.0 million for hotel assets, (3) $120.9 million to $133.0 million for office assets and (4) $84.4 million to $90.6 million for retail assets. Houlihan Lokey estimated a range of asset values for ARL's land assets of $290.0 million to $400.0 million. The estimate asset value for other assets such as investments in joint ventures, Pizza World, oil & gas operations, notes receivable, accounts receivable, escrows and earnest money, net other liabilities such as accounts payable, property taxes and accrued expenses, was $27.6 million to $35.1 million. Houlihan Lokey estimated a range of value for ARL's investment in real estate securities of $7.8 million to $10.5 million for ARL's 28.3 percent ownership interest in IOT and $86.9 million to $123.6 million for ARL's 49.7 percent ownership interest in TCI. These estimated values were calculated based upon ARL's percentage ownership in TCI and IOT multiplied by Houlihan Lokey's concluded equity net asset values for TCI and IOT.

         Based on the approaches discussed above, Houlihan Lokey estimated a range of concluded enterprise values for ARL of $873.7 million to $1,071.8 million, a range of concluded equity net asset values for ARL of $126.3 million to $262.8 million and a range of per share concluded equity net asset values of $11.10 to $23.10.

IOT VALUATION

         Because of the nature of IOT's assets and the diversity in type of property, age, rental history and other factors, no single valuation methodology was likely to produce an accurate indication of the value of IOT. As a result, Houlihan Lokey engaged in a valuation of each IOT asset individually by applying one or more valuation methodologies that were most likely to yield a meaningful indication of value. Houlihan Lokey then aggregated the range of indicated values for each property to determine the range of concluded enterprise values and concluded equity net asset values for IOT taken as a whole. Based on the portfolio (market) analysis conducted by Houlihan Lokey, Houlihan Lokey estimated a range of asset value for IOT's income producing property as follows:
(1) $23.8 million to $26.3 million for the IOT apartment portfolio and (2) $38.1 million to $41.9 million for the IOT office portfolio. In utilizing the "Net Asset Value" approach, Houlihan Lokey estimated a range of asset value for IOT's income producing property as follows: (1) $21.5 million to $22.8 million for apartment assets and (2) $41.3 million to $50.2 million for office assets. The estimated asset value for IOT's land assets was $24.6 million to $31.6 million. The estimated asset value for other assets such as investments in joint ventures, notes receivable, accounts receivable and escrow deposits, net other liabilities such as accounts payable, property taxes and security deposits was -$0.6 million to $0.5 million.

         Based on the approaches discussed above, Houlihan Lokey estimated a range of concluded enterprise values for IOT of $86.3 million to $102.7 million, a range of concluded equity net asset values for IOT of $27.4 million to $37.0 million and a range of per share concluded equity net asset values of $19.04 to $25.71.

TCI VALUATION

         Because of the nature of TCI's assets and the diversity in type of property, age, rental history and other factors, no single valuation methodology produced an accurate indication of the value of TCI. As a result, Houlihan Lokey engaged in a valuation of each TCI asset individually by applying one or more valuation methodologies that were most likely to yield a meaningful indication of value. Houlihan Lokey then aggregated the range of indicated values for each property to determine the range of concluded enterprise values and concluded equity net asset values for TCI taken as a whole. Based on the portfolio (market) analysis conducted by Houlihan Lokey, Houlihan Lokey estimated a range of asset value for TCI's income producing property as follows:
(1) $221.0 million to $244.3 million for the TCI apartment portfolio, (2) $200.6 million to $220.7 million for the TCI office portfolio, (3) $25.6 million to $28.0 million for the TCI shopping center portfolio, (4) $49.7 million to $54.7 million for the TCI industrial portfolio and (5) $13.1 million to $15.1 million for TCI's hotel portfolio. In utilizing the "Net Asset Value" approach, Houlihan Lokey estimated a range of asset value for TCI's income producing property as follows: (1) $270.4 million to $296.0 million for apartment assets (2) $17.6 million to $18.6 million for hotel assets, (3) $51.7 million to $60.7 million for industrial/warehouse assets, (4) $225.9 million to $261.8 million for office assets and (5) $28.0 million to $32.5 million for retail assets. Houlihan Lokey estimated a range of asset values for TCI's land assets from $68.0 million to $97.0 million. The estimated asset value for other assets such as investments in joint ventures, the Signature Athletic Club, Alamo and West End parking lots, notes receivable, advances to affiliates, accounts receivable, pending purchases and escrow deposits, net other liabilities such as accounts payable, property taxes and security deposits was $10.9 million to $15.1 million. Houlihan Lokey estimated a range of asset value for TCI's investment in real estate securities of $6.6 million to $8.9 million for TCI's 24 percent ownership interest in IOT and $8.0 million to $16.6 million for TCI's 6.3 percent ownership interest in ARL. These estimated values were calculated based upon TCI's percentage ownership in ARL and IOT multiplied by Houlihan Lokey's concluded equity net asset values for ARL and IOT.

         Based on the approaches discussed above, Houlihan Lokey estimated a range of concluded enterprise values for TCI of $645.3 million to $754.1 million, a range of concluded equity net asset values for TCI of $173.7 million to $247.2 million and a range of per share concluded equity net asset values of $20.70 to $29.45.

EXCHANGE RATIO ANALYSIS

         Based on the foregoing valuation estimates, Houlihan Lokey notes that the indicated exchange ratios based on net asset values of IOT and TCI and the lowest estimated net asset value of ARL was 1.71 to 2.32 for IOT and 1.86 to
2.65 for TCI on an after tax basis and 1.24 to 1.81 for IOT and 1.42 to 2.10 on a before tax basis.

         In conclusion, Houlihan Lokey's analyses indicated that the consideration being offered to the nonaffiliated TCI stockholders and the nonaffiliated IOT stockholders in connection with the mergers is fair from a financial point of view. Houlihan Lokey's analysis did not disclose any specific factors that did not support Houlihan Lokey's opinion.

         Houlihan Lokey's opinions are based on the business, economic, market and other conditions as they existed as of February 1, 2002, and on the projected financial information provided to Houlihan Lokey as of that date. In rendering its opinions, Houlihan Lokey has relied upon and assumed, without independent verification, that the historical and projected financial information (including the future value and estimated sale dates of the land held for sale) provided to Houlihan Lokey by the Subject Companies has been reasonably and accurately prepared based upon the best current available estimates of the financial results and condition of the Subject Companies. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to the Subject Companies and does not assume responsibility with respect to it. Except as set forth above, Houlihan Lokey did not make any independent appraisal of the specific properties or assets of the Subject Companies.

         The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its fairness opinions. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinions, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete view of the processes underlying the analyses set forth in Houlihan Lokey's fairness opinions. In its analyses, Houlihan Lokey made numerous assumptions with respect to the Subject Companies, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by the analyses. However, there were no specific factors reviewed by Houlihan Lokey that did not support its opinions. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.

                             AMERICAN REALTY INVESTORS, INC.

Date:  December 6, 2002      By:    /s/ Ronald E. Kimbrough
       ----------------           ----------------------------------------------
                             Printed Name: Ronald E. Kimbrough
                             Title:  Executive Vice President and Chief
                                      Financial Officer

                             BASIC CAPITAL MANAGEMENT, INC.

Date:  December 6, 2002      By:    /s/ Ronald E. Kimbrough
       ----------------           ----------------------------------------------
                             Printed Name: Ronald E. Kimbrough
                             Title:  Executive Vice President and Chief
                                      Financial Officer

Date:  December 6, 2002      By:    /s/ Gene E. Phillips
       ----------------           ----------------------------------------------
                             Printed Name: Gene E. Phillips

                             TRANSCONTINENTAL REALTY
                              ACQUISITION CORPORATION

Date:  December 6, 2002      By:    /s/ Ronald E. Kimbrough
       ----------------           ----------------------------------------------
                             Printed Name: Ronald E. Kimbrough
                             Title:  Director and President

                             INCOME OPPORTUNITY ACQUISITION
                              CORPORATION

Date:  December 6, 2002      By:    /s/ Ronald E. Kimbrough
       ----------------           ----------------------------------------------
                             Printed Name: Ronald E. Kimbrough
                             Title:  Director and President

                             INCOME OPPORTUNITY REALTY
                              INVESTORS, INC.

Date:  December 6, 2002      By:    /s/ Ronald E. Kimbrough
       ----------------           ----------------------------------------------
                             Printed Name: Ronald E. Kimbrough
                             Title:  Executive Vice President and Chief
                                      Financial Officer